Rule 12g3-2(b)
File No. 82-1388

HINO
Hino Motors, Ltd.
Legal Department
General Administration Division
3-1-1, Hino-dai, Hino-shi
Tokyo 191-8660, Japan
FAX : +81-42-586-5167

[redacted]

08001132

March 3, 2008

Via EMS

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

SUPPL

Re: **Hino Motors, Ltd., File No. 82-1388**

Dear Sir or Madam:

By notice mailed September 17, 2007, Hino Motors, Ltd. (the "Company"), received from the Securities and Exchange Commission (the "SEC") confirmation that the Company was added to the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In compliance with Rule 12g3-2(b), attached as Annex A please find a list of the information which the Company, since January 29,2008, has made public pursuant to the laws of Japan, has filed with the Tokyo Stock Exchange, or has distributed to its security holders. The documents listed in Annex A are enclosed herewith.

In accordance with subparagraphs (4) and (5) of Rule 12g3-2(b), the documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to Rule 12g3-2(b) will be, furnished with the understanding that they shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that the furnishing of such documents pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with respect to the enclosed documents, please contact me at the address printed above.

Yours sincerely,

Hino Motors,Ltd.

Ryuji Katayama
General Manager
General Administration Division

Enclosures

Annex A

LIST OF DOCUMENTS OF HINO MOTORS, LTD.

1. Document No.1

General Description of Financial and Business Results dated January 29, 2008 for the third quarter ended December 31,2007, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange 〔Brief description of the Japanese language document attached〕

Overview of financial and earnings status in FY3/08 third quarter

(Summary)

1. Information on consolidated operational results from April 1, 2007 through December 31, 2007

In the Japanese market for heavy- and medium-duty trucks, total demand fell by 16,399 units (20.8%) yoy to 62,577 units because the replacement demand that had persisted since FY2003 on diesel exhaust emission restrictions came to an end in the latter half of last fiscal year. As a result, total domestic sales of trucks and buses fell by 4,271 units (11.4%) yoy to 33,041 units.

In overseas markets, sales volume rose mainly in Asia, Central and South America, and the Middle and Near East, and total overseas sales of trucks and buses increased by 10,720 units (29.6%) yoy to reach 46,970 units.

Total OEM production for Toyota Motor Corporation, including the vehicles jointly developed and produced for Toyota Motor, reached 152,599 units, up 841 units (0.6%) yoy, while consigned unit business at overseas subsidiaries remained brisk, and sales volume rose.

Thanks to increased sales volume of Hino brand vehicles abroad and solid consigned unit business at overseas subsidiaries, third quarter consolidated sales increased by ¥73,634 million (7.9%) yoy to ¥1,002,859 million. In terms of profit and loss, higher overseas sales volume and rationalization, such as lower material prices, resulted in consolidated operating profit of ¥37,140 million, up ¥8,685 million (30.5%) yoy. Consolidated net profit during this quarter of FY3/08 reached ¥19,307 million, up ¥4,047 million (26.5%) yoy.

2. Information on consolidated financial status

Total assets reached ¥890,381 million at the end of the third quarter of FY3/08, down ¥17,596 million compared to the end of FY3/07. This is primarily because recent sales volume at the end of the third quarter of FY3/08 was low compared to the end of FY3/07, leading to a ¥35,662 million decline in accounts receivable.

Liabilities decreased by ¥24,774 million compared to the end of FY3/07 to ¥577,239 million, mainly because interest bearing liabilities were down by ¥17,687 million.

Net assets increased by ¥7,177 million compared to the end of FY3/07 to reach ¥313,142 million, with the ¥19,307 million in consolidated net profit for this quarter primarily offset by a ¥7,076 million decline in the net value of unrealized gains/losses on investments in listed securities due to the fall in share prices, and by ¥5,740 million in dividend payments.

平成20年3月期　第3四半期財務・業績の概況

平成20年1月29日

上場会社名	日野自動車株式会社	上場取引所	東証一部・名証一部
コード番号	7205	URL	http://www.hino.co.jp/
代表者	（役職名）代表取締役社長	（氏名）	近藤　詔治
問合せ先責任者	（役職名）総合企画部広報渉外室長	（氏名）	坂木　敏久　　TEL (03)5419−9320

（百万円未満切捨て）

1．平成20年3月期第3四半期累計の連結業績（平成19年4月1日〜平成19年12月31日）

(1)連結経営成績〈9ヶ月実績〉　（%表示は対前年同四半期増減率）

	売上高		営業利益		経常利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
20年3月期第3四半期	1,002,859	7.9	37,140	30.5	35,282	19.8	19,307	26.5
19年3月期第3四半期	929,225	8.8	28,455	16.7	29,460	9.9	15,260	△24.7
19年3月期	1,287,668	−	36,701	−	36,841	−	20,059	−

	1株当たり四半期（当期）純利益	潜在株式調整後1株当たり四半期（当期）純利益
	円　銭	円　銭
20年3月期第3四半期	33　64	−
19年3月期第3四半期	26　59	−
19年3月期	34　95	−

(2)連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円　銭
20年3月期第3四半期	890,381	313,142	33.2	515　31
19年3月期第3四半期	878,963	301,253	32.4	496　68
19年3月期	907,977	305,964	31.9	504　36

【参考】平成20年3月期第3四半期の連結経営成績（平成19年10月1日〜平成19年12月31日）

〈3ヶ月実績〉　（%表示は対前年同四半期増減率）

	売上高		営業利益		経常利益		四半期純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
20年3月期第3四半期	341,903	14.0	12,419	74.8	11,798	42.9	7,025	78.5
19年3月期第3四半期	299,997	4.3	7,105	△29.3	8,256	△21.9	3,934	△44.6

	1株当たり四半期純利益	潜在株式調整後1株当たり四半期純利益
	円　銭	円　銭
20年3月期第3四半期	12　24	−
19年3月期第3四半期	6　86	−

２．配当の状況

	1株当たり配当金		
（基準日）	中間期末	期末	年間
	円　銭	円　銭	円　銭
19年３月期	4　00	5　00	9　00
20年３月期	5　00		10　00
20年３月期（予想）		5　00	

３．平成20年３月期の連結業績予想（平成19年４月１日～平成20年３月31日）
業績予想は平成19年10月31日に公表した数値から変更しておりません。

４．その他
(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）　：　無
(2) 会計処理の方法における簡便な方法の採用の有無　：　有
(3) 最近連結会計年度からの会計処理の方法の変更の有無　：　無

（注）詳細は、３ページ【定性的情報・財務諸表等】　３．その他をご覧ください。

※　業績予想の適切な利用に関する説明、その他特記事項

（将来に関する記述等についてのご注意）
本資料に記載されている業績見通し等の将来に関する記述は、当社が現在入手している情報及び合理的であると判断する一定の前提に基づいており、実際の業績等は様々な要因により大きく異なる可能性があります。

【定性的情報・財務諸表等】

1．連結経営成績に関する定性的情報（平成 19 年 4 月 1 日～平成 19 年 12 月 31 日）

国内市場におきましては、平成 15 年度から続いたディーゼル排出ガス規制による代替需要が昨年度後半に収束したことにより、大型・中型トラックの総需要は 62,577 台と前年同期に比べ 16,399 台（△20.8%）減少しました。この結果、国内トラック・バスの総売上台数は 33,041 台となり、前年同期に比べ 4,271 台（△11.4%）の減少となりました。

一方、海外市場におきましては、アジア、中南米及び中近東地域を中心に売上台数を伸ばし、海外トラック・バスの総売上台数は 46,970 台と前年同期に比べ 10,720 台（29.6%）増加しました。

トヨタ自動車株式会社からの受託生産車につきましては、総生産台数 152,599 台と前年同期に比べ 841 台（0.6%）増加しました。また、海外子会社のユニット受託事業においても好調に推移し売上を伸ばしました。

以上、海外の日野ブランド車の売上台数の増加と海外子会社のユニット受託事業が好調に推移したことにより、当第 3 四半期の連結売上高は 1,002,859 百万円と前年同期に比べ 73,634 百万円（7.9%）の増収となりました。損益面におきましては、海外売上台数の増加と資材費値下げ等の合理化を推進した結果、連結営業利益は 37,140 百万円と前年同期に比べ 8,685 百万円（30.5%）の増益となりました。また、連結四半期純利益は 19,307 百万円と前年同期に比べ 4,047 百万円（26.5%）の増益となりました。

2．連結財政状態に関する定性的情報

当第 3 四半期末は、総資産が 890,381 百万円となり、前年度末と比較して 17,596 百万円減少しました。これは、当第 3 四半期末は前年度末に比べ直近の売上台数が少ないため、売掛債権が 35,662 百万円減少したことが主な要因です。

負債は 577,239 百万円となり、前年度末と比較して 24,774 百万円減少しました。これは有利子負債が 17,687 百万円減少したことが主な要因です。

純資産は 313,142 百万円となり、前年度末と比較して 7,177 百万円増加しました。これは連結四半期純利益を 19,307 百万円計上する一方、株価下落による上場有価証券の評価差額金の減少 7,076 百万円と配当金の支払 5,740 百万円が主な要因です。

3．その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）

・該当事項はありません。

(2) 会計処理の方法における簡便な方法の採用

・実地棚卸を省略しております。
・法人税等の計上基準において一部簡便的な方法を採用しております。

(3) 最近連結会計年度からの会計処理の方法の変更

・該当事項はありません。

４．生産及び売上の状況

(1) 平成20年３月期 第３四半期生産実績

〈９ヶ月実績　平成19年４月１日～平成19年12月31日〉

区　分	前年同四半期（平成19年３月期 第３四半期）	当四半期（平成20年３月期 第３四半期）	増　減	（参考）前期（平成19年３月期）
トラック・バス	74,810台	82,192台	7,382台	99,511台
受託車両	151,758台	152,599台	841台	203,066台

〈３ヶ月実績　平成19年10月１日～平成19年12月31日〉

区　分	前年同四半期（平成19年３月期 第３四半期）	当四半期（平成20年３月期 第３四半期）	増　減
トラック・バス	22,511台	28,388台	5,877台
受託車両	55,343台	54,026台	△1,317台

(2) 平成20年３月期 第３四半期連結売上実績

〈９ヶ月実績　平成19年４月１日～平成19年12月31日〉

区　分		前年同四半期（平成19年３月期 第３四半期）		当四半期（平成20年３月期 第３四半期）		増　減		（参考）前期（平成19年３月期）	
		台数 台	金額 百万円	台数 台	金額 百万円	台数 台	金額 百万円	台数 台	金額 百万円
	国内	37,312	256,442	33,041	226,770	△4,271	△29,671	51,434	361,169
	海外	36,250	141,959	46,970	199,048	10,720	57,089	50,901	205,286
トラック・バス計		73,562	398,402	80,011	425,819	6,449	27,417	102,335	566,455
	車両	151,758	260,453	152,599	271,654	841	11,201	203,066	350,750
	海外生産用部品ほか	—	3,049	—	4,592	—	1,542	—	5,043
受託車計		151,758	263,503	152,599	276,247	841	12,743	203,066	355,793
	国内	—	36,952	—	35,986	—	△966	—	49,182
	海外	—	11,363	—	14,476	—	3,113	—	16,355
補給部品計		—	48,315	—	50,462	—	2,147	—	65,538
	国内	—	125,838	—	119,366	—	△6,472	—	169,086
	海外	—	8,506	—	12,912	—	4,406	—	12,019
	トヨタ	—	84,659	—	118,051	—	33,392	—	118,774
その他計		—	219,004	—	250,330	—	31,326	—	299,880
総売上高		—	929,225	—	1,002,859	—	73,634	—	1,287,668

〈３ヶ月実績　平成19年10月１日～平成19年12月31日〉

区分		前年同四半期（平成19年３月期第３四半期）		当四半期（平成20年３月期第３四半期）		増減	
		台数 台	金額 百万円	台数 台	金額 百万円	台数 台	金額 百万円
	国内	9,837	67,916	10,922	73,054	1,085	5,137
	海外	12,023	48,313	16,636	70,056	4,613	21,742
トラック・バス計		21,860	116,230	27,558	143,110	5,698	26,880
	車両	55,343	95,858	54,026	96,630	△1,317	772
	海外生産用部品ほか	－	840	－	1,641	－	800
受託車計		55,343	96,699	54,026	98,271	△1,317	1,572
	国内	－	12,007	－	12,308	－	300
	海外	－	4,786	－	4,714	－	△72
補給部品計		－	16,794	－	17,022	－	227
	国内	－	40,779	－	40,158	－	△621
	海外	－	2,622	－	4,464	－	1,841
	トヨタ	－	26,871	－	38,876	－	12,004
その他計		－	70,273	－	83,499	－	13,225
総売上高		－	299,997	－	341,903	－	41,906

5．（要約）平成20年３月期 第３四半期連結財務諸表

(1)　（要約）平成20年３月期 第３四半期連結貸借対照表

（単位：百万円、％）

科　目	前年同四半期末（平成19年３月期 第３四半期末）	当四半期末（平成20年３月期 第３四半期末）	増　減		（参考）前期末（平成19年３月期末）
	金　額	金　額	金　額	増減率	金　額
（資産の部）					
Ⅰ　流動資産					
現金及び預金	28,717	30,743	2,026		28,696
受取手形及び売掛金	222,356	228,479	6,122		264,141
たな卸資産	110,290	118,765	8,474		93,534
その他	28,908	34,173	5,264		29,342
貸倒引当金	△3,826	△3,880	△54		△4,053
流動資産合計	386,445	408,280	21,835	5.7	411,662
Ⅱ　固定資産					
有形固定資産					
建物及び構築物	102,744	107,473	4,729		109,157
機械装置及び運搬具	96,395	112,287	15,892		105,478
土地	95,779	95,651	△128		96,067
その他	60,960	32,219	△28,740		44,275
有形固定資産 計	355,879	347,632	△8,246	△2.3	354,979
無形固定資産	20,632	24,476	3,844	18.6	22,385
投資その他の資産					
投資有価証券	104,632	97,907	△6,725		108,412
その他	18,864	17,962	△901		16,436
貸倒引当金	△7,490	△5,879	1,611		△5,898
投資その他の資産 計	116,006	109,990	△6,015	△5.2	118,950
固定資産合計	492,518	482,100	△10,417	△2.1	496,315
資産合計	878,963	890,381	11,417	1.3	907,977
（負債の部）					
Ⅰ　流動負債					
支払手形及び買掛金	178,362	187,920	9,558		192,049
短期借入金及びｺﾏｰｼｬﾙﾍﾟｰﾊﾟｰ	182,855	167,321	△15,533		174,965
一年内返済予定の長期借入金	27,395	23,666	△3,728		27,753
その他	69,564	80,428	10,863		81,938
流動負債合計	458,177	459,338	1,160	0.3	476,705
Ⅱ　固定負債					
長期借入金	42,552	37,884	△4,668		43,842
退職給付引当金	35,686	36,694	1,008		36,639
その他	41,293	43,321	2,027		44,826
固定負債合計	119,532	117,900	△1,631	△1.4	125,307
負債合計	577,710	577,239	△471	△0.1	602,013

科目	前年同四半期末（平成19年3月期 第3四半期末）	当四半期末（平成20年3月期 第3四半期末）	増減		（参考）前期末（平成19年3月期末）
	金額	金額	金額	増減率	金額
（純資産の部）					
Ⅰ 株主資本					
資本金	72,717	72,717	－		72,717
資本剰余金	64,307	64,327	20		64,309
利益剰余金	115,267	133,522	18,254		120,026
自己株式	△310	△372	△61		△325
株主資本合計	251,981	270,195	18,213	7.2	256,728
Ⅱ 評価・換算差額等					
その他有価証券評価差額金	33,682	26,311	△7,371		33,388
繰延ﾍｯｼﾞ損益	－	68	68		－
土地再評価差額金	1,506	1,617	111		1,547
為替換算調整勘定	△2,129	△2,475	△346		△2,222
評価・換算差額等合計	33,060	25,522	△7,537	△22.8	32,713
Ⅲ 少数株主持分	16,211	17,424	1,212	7.5	16,522
純資産合計	301,253	313,142	11,888	3.9	305,964
負債・純資産合計	878,963	890,381	11,417	1.3	907,977

(2) （要約）平成 20 年 3 月期 第 3 四半期連結損益計算書

〈9ヶ月実績　平成 19 年 4 月 1 日～平成 19 年 12 月 31 日〉　　（単位：百万円、%）

科　目	前年同四半期（平成 19 年 3 月期 第 3 四半期）	当四半期（平成 20 年 3 月期 第 3 四半期）	増　減		（参考）前期（平成 19 年 3 月期）
	金　額	金　額	金　額	増減率	金　額
Ⅰ 売上高	929,225	1,002,859	73,634	7.9	1,287,668
Ⅱ 売上原価	797,369	856,983	59,613	7.5	1,105,994
売上総利益	131,856	145,876	14,020	10.6	181,674
Ⅲ 販売費及び一般管理費	103,401	108,735	5,334	5.2	144,972
営業利益	28,455	37,140	8,685	30.5	36,701
Ⅳ 営業外収益	6,443	3,954	△2,489	△38.6	7,430
Ⅴ 営業外費用	5,438	5,812	374	6.9	7,290
経常利益	29,460	35,282	5,821	19.8	36,841
Ⅵ 特別利益	969	1,319	349	36.0	1,342
Ⅶ 特別損失	2,320	4,193	1,872	80.7	3,640
税金等調整前四半期(当期)純利益	28,109	32,408	4,298	15.3	34,542
法人税等	12,128	12,224	95	0.8	13,441
少数株主利益	720	876	155	21.6	1,042
四半期(当期)純利益	15,260	19,307	4,047	26.5	20,059

〈3ヶ月実績　平成 19 年 10 月 1 日～平成 19 年 12 月 31 日〉　　（単位：百万円、%）

科　目	前年同四半期（平成 19 年 3 月期 第 3 四半期）	当四半期（平成 20 年 3 月期 第 3 四半期）	増　減	
	金　額	金　額	金　額	増減率
Ⅰ 売上高	299,997	341,903	41,906	14.0
Ⅱ 売上原価	259,534	294,020	34,486	13.3
売上総利益	40,462	47,882	7,420	18.3
Ⅲ 販売費及び一般管理費	33,357	35,463	2,105	6.3
営業利益	7,105	12,419	5,314	74.8
Ⅳ 営業外収益	2,753	1,079	△1,674	△60.8
Ⅴ 営業外費用	1,602	1,700	98	6.1
経常利益	8,256	11,798	3,541	42.9
Ⅵ 特別利益	561	138	△423	△75.3
Ⅶ 特別損失	756	547	△208	△27.6
税金等調整前四半期純利益	8,061	11,388	3,327	41.3
法人税等	3,705	3,855	150	4.1
少数株主利益	421	507	85	20.4
四半期純利益	3,934	7,025	3,090	78.5

(3) (要約) 平成20年3月期 第3四半期連結株主資本等変動計算書

前第3四半期 (平成18年4月1日～平成18年12月31日)　　(単位：百万円)

	株主資本					評価・換算差額等	少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計			
平成18年3月31日残高	72,717	64,307	105,702	△289	242,437	34,568	15,164	292,170
第3四半期変動額								
剰余金の配当			△5,167		△5,167			△5,167
役員賞与の支給			△323		△323			△323
土地再評価差額金の取崩			22		22			22
四半期純利益			15,260		15,260			15,260
自己株式の取得				△26	△26			△26
持分法適用会社の増減			△227	5	△221			△221
株主資本以外の第3四半期変動額 (純額)						△1,508	1,047	△460
第3四半期変動額合計	―	―	9,565	△21	9,544	△1,508	1,047	9,083
平成18年12月31日残高	72,717	64,307	115,267	△310	251,981	33,060	16,211	301,253

当第3四半期 (平成19年4月1日～平成19年12月31日)　　(単位：百万円)

	株主資本					評価・換算差額等	少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計			
平成19年3月31日残高	72,717	64,309	120,026	△325	256,728	32,713	16,522	305,964
第3四半期変動額								
剰余金の配当			△5,740		△5,740			△5,740
土地再評価差額金の取崩			△70		△70			△70
四半期純利益			19,307		19,307			19,307
自己株式の取得				△48	△48			△48
自己株式の処分		17		1	19			19
株主資本以外の第3四半期変動額 (純額)						△7,190	901	△6,289
第3四半期変動額合計	―	17	13,496	△47	13,467	△7,190	901	7,177
平成19年12月31日残高	72,717	64,327	133,522	△372	270,195	25,522	17,424	313,142

前期 (平成18年4月1日～平成19年3月31日)　　(単位：百万円)

	株主資本					評価・換算差額等	少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計			
平成18年3月31日残高	72,717	64,307	105,702	△289	242,437	34,568	15,164	292,170
連結会計年度中の変動額								
剰余金の配当			△5,167		△5,167			△5,167
役員賞与の支給			△323		△323			△323
土地再評価差額金の取崩			△18		△18			△18
当期純利益			20,059		20,059			20,059
自己株式の取得				△42	△42			△42
自己株式の処分		2		1	3			3
持分法適用会社の増減			△227	5	△221			△221
株主資本以外の連結会計年度中の変動額 (純額)						△1,855	1,358	△496
連結会計年度中の変動額合計	―	2	14,323	△35	14,290	△1,855	1,358	13,793
平成19年3月31日残高	72,717	64,309	120,026	△325	256,728	32,713	16,522	305,964

END